February 28, 2019

Peter Koch
Chief Executive Officer
Unicorn Real Estate Holding Inc
87 N. Raymond Ave, Suite 200
Pasadena, CA 91103

       Re: Unicorn Real Estate Holding Inc
           Offering Statement on Form 1-A
           Filed January 17, 2019
           File No. 024-10935

Dear Mr. Koch :

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed January 17, 2019

Risk Factors, page 7

1. Please ensure that all risk factors include a subcaption that adequately describes the risk.
      Additionally, in the first risk factor, please disclose that management will have control, they will have the ability to make decisions regarding (i) changing your business without shareholder notice or consent, (ii) make changes to your articles of incorporation whether to issue additional common and preferred stock, including to themselves,
(iii) make
      employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.
2. Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations. Additionally, please disclose your net losses to date.
 Peter Koch
FirstName LastNamePeter Koch
Unicorn Real Estate Holding Inc
Comapany NameUnicorn Real Estate Holding Inc
February 28, 2019
February 28, 2019 Page 2
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FirstName LastName
Dilution, page 11

3. Please show us how you calculated a net tangible book value at September 30, 2018 of
         $0.001 per share given assets of $31,456 and zero liabilities. Additionally, please double-
         check all calculations within your dilution table. We may have further comment.
Use of Proceeds, page 13

4. We note your disclosure that you intend to use proceeds for "development costs associated with current projects" and "development costs for future projects." Please describe more specifically these development costs. In your business section, please describe your current projects, and, if you have identified future projects, please provide more detailed disclosure regarding these projects. Additionally, please more specifically describe the "marketing and distribution costs of your product(s)." Please also provide more detail in your business section regarding the steps you have taken to market your business and the steps you plan to take to further market your business.
Item 7. Description of Business, page 14

5. Please provide disclosure regarding the business you have engaged in to date and your current operations. Additionally, we note that your "revenue model includes consulting fees, placement fees, performance incentives, cash flow from real estate holdings, and liquidation of equity positions." Please provide more detailed disclosure as to how your intended operations will generate this revenue. To the extent you intend to invest in equity, please clarify whether you intend to hold controlling positions. Please clarify if there are any limits on the amount of real estate you intend to hold or the amount of equity you may invest in.
Item 9. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

6. Please revise to provide an expanded discussion of your cash requirements for the next twelve months to continue operations. Disclose your specific plan of operation, including detailed milestones, anticipated time frame for beginning and completing each milestone, and the categories of expenditures. Please refer to Item 9(c) of Form 1-A.
Item 10. Directors, Executive Officers, and Significant Employees, page 18

7. We note that you provide disclosure regarding Mr. Koch. However, on page 17, you state that your board is "comprised of four individuals, one of them being [y]our executive officer and another one of them being [y]our financial officer with [y]our final two as directors." We also note the disclosure on page 12 that "[a]t the end of the offering, Mr.
         Higley will continue to primarily perform substantive duties." Please revise your disclosure to include these additional individuals. Additionally, please revise your signature page as appropriate. Please refer to the instructions to signatures in Form 1-A.
 Peter Koch
FirstName LastNamePeter Koch
Unicorn Real Estate Holding Inc
Comapany NameUnicorn Real Estate Holding Inc
February 28, 2019
February 28, 2019 Page 3
Page 3
FirstName LastName
Part III Exhibits, page 22

8. We note paragraph 8 indicates that the subscription agreement will be construed in accordance with the laws of the state of Wyoming. However, you state that you are a
         Delaware corporation. Please revise as appropriate. Additionally, it appears that you may be establishing an exclusive forum in Wyoming. Please revise this disclosure as appropriate and clarify whether you intend for the exclusive forum to include the federal courts of the appropriate state. As applicable, please revise your disclosure in your 1-A to add risk factor disclosure regarding any exclusive forum provision. Consent, page Ex-11

9. A copy of the auditors' report was included as Exhibit 11 instead of the consent of your auditor. In an amended filing, please obtain and include within
Exhibit 11 the consent of
         your auditor whereby your auditor provides consent for the use of their auditors' report in connection with your filing on Form 1-A.
Independent Auditors' Report, page F-1

10. We note your audit opinion does not appear to conform to the format outlined within
         PCAOB Auditing Standards 3101. Please consult with your independent auditors and revise accordingly.
Statement of Stockholders' Equity, page F-4

11. We note that amounts, including total stockholders' equity, do not correspond to the amounts on page F-2. In addition, you indicate 10 million shares issued and outstanding, while disclosing elsewhere that only 3 million shares are issued and outstanding. Please advise or revise accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.
 Peter Koch
Unicorn Real Estate Holding Inc
February 28, 2019
Page 4




                                               Sincerely,
FirstName LastNamePeter Koch
                                               Division of Corporation Finance
Comapany NameUnicorn Real Estate Holding Inc
                                               Office of Real Estate and
February 28, 2019 Page 4                       Commodities
FirstName LastName